SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  May 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  2)

1.

Technical Reports

The registrant has filed two Technical Reports with the British Columbia Securities Commission, the Ontario Securities Commission and the TSX Exchange - Toronto.

These reports are attached as exhibits.

The Registrant currently has 29,896,136 issued and outstanding common shares.

2.

Exhibits

2.1

Report on the West Yangshan Gold Project by Peter Folk dated May 3, 2004; and

2.2

Report on the Yangshan Anba Gold Project by Lyle Morgenthaler dated February 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

_____________________________

Date:    May 18, 2004

William Meyer

Exhibit 2.1

ITEM 1. TITLE PAGE

REPORT ON THE WEST YANGSHAN GOLD PROJECT

GUANNIUWAN LICENCE: UTM 450776 E, 3655614 N (WGS 84)

HONGYANGOU LICENCE: UTM 444088 E, 3675467 N (WGS 84)

GUOJIAGOU LICENCE: UTM 502329 E, 3722094 N (WGS 84)

GANSU PROVINCE, CHINA

FOR

MINCO MINING & METALS CORPORATION

Vancouver, British Columbia

CANADA

By

Peter G. Folk, P. Eng.

May 3, 2004.

ITEM 2. TABLE OF CONTENTS

		Page

ITEM 1.	TITLE PAGE		1
ITEM 2.	TABLE OF CONTENTS		2
ITEM 3.	SUMMARY		4
ITEM 4.	INTRODUCTION AND TERMS OF REFERENCE		5
ITEM 5.	DISCLAIMER		5
ITEM 6.	PROPERTY DESCRIPTION AND LOCATION		5
ITEM 7.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
	INFRASTRUCTURE AND PHYSIOGRAPHY		8
ITEM 8.	HISTORY		9
ITEM 9.	GEOLOGICAL SETTING		10
	Regional Geology		10
	Local Geology		10
ITEM 10.	DEPOSIT TYPES		13
ITEM 11.	MINERALIZATION		13
ITEM 12.	EXPLORATION		18
	GEOCHEMISTRY		19
	TRENCHING		19
	BULK TEST		20
ITEM 13.	DRILLING		20
ITEM 14.	SAMPLING METHOD AND APPROACH		20
ITEM 15.	SAMPLE PREPARATION, ANALYSES AND SECURITY		20
ITEM 16.	DATA VERIFICATION		22
ITEM 17.	ADJACENT PROPERTIES		22
ITEM 18.	MINERAL PROCESSING AND
	METALLURGICAL TESTING		22
ITEM 19.	MINERAL RESOURCE AND
	MINERAL RESERVE ESTIMATES		22
ITEM 20.	OTHER RELEVANT DATA AND INFORMATION		22
ITEM 21.	INTERPRETATION AND CONCLUSIONS		22
ITEM 22.	RECOMMENDATIONS		23
	BUDGET IN CANADIAN DOLLARS		24
ITEM 23.	REFERENCES		26
CERTIFICATE OF AUTHOR			27

	List Of Figures

Figure 1.	Location map of the West Yangshan area and tectonic setting.		6
Figure 2a.	Location of the three Exploration Licences.		7
Figure 2b.	Exploration Licences, structure, stratigraphy, and nearby		7
	gold deposits.
Figure 3.	Geology and gold geochemistry of the Guanniuwan (GNW)
	and Hongyangou (HYG) licence areas.		11

2

Figure 4.	Geology of north and south zones at Guannium. (GNW).	12
Figure 5.	Guojiagou Exploration Licence.	14
Figure 6.	Geology of the Guojiagou (GJG) area.	15
Figure 7.	Details of North and South Zones (GNW).	21

List of Photos

Photo 1.	Small "illegal" miner's operation at GJG	16
Photo 2.	South Zone "illegal miner's area discovered by GBGE in 1995.	17
Photo 3.	The West Zone, a new mining zone processing oxide gold ore at GNW.	18
	Details of North and South Zones (GNW).

List Of Tables

Table 1.	Trench results at GNW	19

3

ITEM 3. SUMMARY

Three exploration licences under the name of the NO.2 GEO-EXPLORATION INSTITUTE OF THE GANSU PROVINCIAL BUREAU OF GEOLOGICAL EXPLORATION (GBGE) are located in the Qinling Mountains in southern Gansu

Province, China. MINCO MINING AND METALS CORPORATION can earn a 75% equity interest in the three licences through a joint venture with GBGE for an initial investment of 7.5 million RMB (about CDN$1,244,000). In General, the Devonian sedimentary formations consist of fine grained clastic sediments, calcareous sandstones, shales and various types of limestone. Younger Triassic assemblages consisting of sandstone, slate and limestones have been inserted into the Devonian section by complex, north verging thrust faulting. Younger Mesozoic calc-alkaline intrusions and related porphyritic dykes are related to mineralization on at least two of the licences, and are a common feature within other gold deposits in the Yangshan area.

At all three licences exploration ceased in about 1996 after initial exploration was completed.

At Hongyangou (HYG), exploration consists of a regional stream sediment anomaly that has not been followed up by more detailed work.

At Guojiagou (GJG), exploration consists of a small amount of geological mapping and trenching in a skarn setting following up on a regional stream-sediment anomaly. About ten small "illegal" mining operations are being carried out in various places within the anomalous area.

At Guanniuwan (GNW), which is on the same regional structure as the Anba Project, stream sediment anomalies led to the discovery of two zones, the North Zone and the South Zone which were explored by hand trenches. At the North Zone, which was considered at the time to be the best for further work a test mining program was undertaken by means of an adit and a cyanide heap-leach operation. The heap-leach test failed to recover significant gold, possibly because the material extracted was not sufficiently oxidized, and the project came to a halt. Subsequently some hundreds of "illegal" hand miners entered the licence and have been producing gold from small cyanide-leach operations at the South Zone and the West Zone. The West Zone, which is about two km west from the other two known zones, was discovered by local miners in an area covered by alluvium and is being actively exploited by artisanal methods.

The author concludes that further work is warranted on the three licences and recommends that a budget of CDN$1,045,800 be applied to the project. This budget consists of a firm CDN$595,800 first phase and a contingent second phase budget of CDN$450,000.

4

ITEM 4. INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared at the request of the management of MINCO MINING AND METALS CORPORATION (Minco). It is intended to describe the status of mineral exploration on the West Yangshan Gold project, Gansu Province, China and to make recommendations for further work. The author, an "independent qualified person" according to the terms of "NATIONAL INSTRUMENT 43-101", was physically on the three target properties from the 13th of April to the 15th of April, 2004. The examination was done in the company of a local geologist, Mr. Zhang Xingyan of the NO.2 GEO-EXPLORATION INSTITUTE OF THE GANSU PROVINCIAL BUREAU OF GEOLOGICAL EXPLORATION (GBGE) and Mr. Ruijin Jiang, Minco's exploration manager.

With permission, the author has utilized the maps and data of the GBGE in the preparation of this report. Technical summaries written by Mr. Ruijin Jiang for Minco have also been referred to extensively.

ITEM 5. DISCLAIMER

Information regarding property title, concession boundaries, entitlement, permitting processes, and the nature of the underlying contractual agreements have been supplied by Minco and have not been researched by the author. Technical data developed by the professional geologists in the employ of GBGE have been extensively used by the author who believes the data to meet accepted exploration practices for the exploration industry.

ITEM 6. PROPERTY DESCRIPTION AND LOCATION

The three subject properties are located in the mountainous southern part of Gansu Province, southeast from the provincial capital, Lanzhou, in the central part of China. Figure 1 is a general location map.

5

The project consists of three widely separate exploration licenses issued to the NO.2 GEO-EXPLORATION INSTITUTE OF THE GANSU PROVINCIAL BUREAU OF GEOLOGICAL EXPLORATION (GBGE) by the Provincial Bureau of Land and Resources:

1.	Guanniuwan (GNW): License Number 6200000330184, Area: 9.14km2
2.	Hongyangou (HYG): License Number 6200000310260, Area: 26.58km2.
3.	Guojiagou (GJG): License Number 6200000320186, Area: 17.16km2.

The unsurveyed licence locations are shown on figure 2, and detailed on figures 3 and 5.

6

Laerma
Liba
Jinshan
Guojiagou
Hongyangou
Anba
Guanniuwan
Dongbeizhai
Qiaoqiaoshang
Songpangou
MINCO's JV areas
Major known deposit
kilometers
0
50
100
N
April, 2004

Figure 2a. Location of the three Exploration Licences. From Jiang(2004)

MINCO's New Projects
Major Gold Deposits
Placer Gold Occurrences
Zhugqu
Triassic Clastics
Cheng Xian
Lianghekou
Guojiagou
Manaoke
Triassic Clastics
Wudu
Kang Xian
Devonian Clastics
Nanping
Hongyandong
Yangshan Gold Belt
Devonian Clastics
Guanniuwan
Anba
N
Caoti
Wenxian
Precambrian Meta-volcanics
Dongbeizhai
Devonian&Triassic Clastics
Qiaoqiaoshang
Songpangou
0
25
50
kilometers
April, 2004

Figure 2b. Exploration Licences, structure, stratigraphy, and nearby gold deposits. From Jiang(2004).

On March 29, 2004 Minco announced the signing of a joint venture contract to earn, by funding the properties to the feasibility stage, a 75% equity interest in the three licences

7

through a joint venture with GBGE for an initial investment of 7.5million RMB (about CDN$1.24 million). In general exploration licences can be kept in good standing by performing work and by paying small holding fees based on the area of the licence. The licences contain no surface rights and agreements for land use must be made with the local "County" government, all land being officially owned by the state. In cases where people must be moved for mining purposes, their compensation will be negotiated by the government.

At Guanniuwan (GNW) a significant amount of unlicenced mining is taking place and this is producing a significant environmental liability which is not the responsibility of Minco. It would, however, be considered important to document the mining activities of the "illegal" miners before commencing exploration operations. The "illegal" miners, although unlicenced by the central government and therefore illegal, are operating under undetermined agreements with the local government.

ITEM 7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Within the Qinling Mountains, three licences are located in rugged, deeply dissected, precipitous terrain. Elevations range from about 1100 metres upwards to over 2500 metres. Even so the area contains a large population subsisting on agriculture, with intensely productive land in the valley bottoms and less valuable land worked in terraces up to the highest elevations. Land for major mining infrastructure would therefore be had at a premium. Wheat production takes up the largest areas, but all manner of cool-climate cereals, oil-seeds, vegetables, fruits, and spices are sown and various animals are husbanded. Small villages are scattered throughout and are found in the most unlikely places. Most villages have electricity and some people have satellite television. Cellular telephone coverage is complete except in the most remote valleys.

Temperatures range from -130 C to 00 C in January to 160 C to 280 C in July with about 300 to 350 mm of precipitation annually.

Access to the GNW licence is easy along a paved road along the Baishui, or "White Water" River about 20 km westerly up the river from the County Seat at Wenxian. Access to the edge of the HYG licence is along the same road about another 20 km upstream. Within the GNW concession access is by two dirt roads up from the river valley into the area where mining is being undertaken. There is no wheeled access whatsoever to any part of the HYG licence which is precipitous and difficult. Helicopter transport is not an option.

The GJG licence is in a remote, mountainous part of Gansu Province. Access is by poor road south about three hours from the County Seat at Lixian and then by a decreasingly passable, precipitous road another three hours south and west over a mountain range. Normal wheeled access would be impossible in the rain, or snow and the exploration season is from about April through October.

8

Hydro-electric power is generated between the GNW and HYG licence areas. Only small-capacity lines are available near to GJG.

ITEM 8. HISTORY

The east Qinling area has been an historically important gold mining area in China with records of production dating back 3500 years. The metallogenic belt also contains historically important lead and zinc mines and is a source of antimony.

GBGE has been active in the area since 1967 when a 1:200,000 scale geological mapping program was instituted. From 1984 to 1986 a regional stream sediment survey was completed and this was followed up by more detailed geochemistry, mapping and trenching over many areas until 1989 when detailed work on specific projects was instituted.

Guanniuwan (GNW)

In 1995, a strong Au, As, Sb, and Hg anomaly was explored by detailed work including soil geochemistry, mapping, and trenching. Two zones, a "North Zone" and a "South Zone" were identified. This was followed up in 1996 by the driving of an adit on the North Zone and the mining and processing of 20,000 Tonnes of material by a cyanide heap-leach. This test recovered 800 grams of gold for a recovered grade of 0.04 g/t Au and no further work was done. It is the opinion of the Chinese geologists at GBGE that the test was a failure because the mineralization tested was poorly oxidized.

In the intervening years several hundred "illegal" miners in over one hundred small groups have entered the licence, have extensively mined the "South Zone", and have discovered and are mining an extension of the mineralization in a zone about two km to the west. Various other smaller mining locations can be seen scattered about the licence area. The miners are using cyanide leaching to process the oxidized ores being recovered from numerous adits and pits. Technical details of this work do not exist, but it is likely that some 100's of thousands of tonnes of material have been moved and processed using hand carts and small tractors.

Hongyangou (HYG)

The exploration history at HYG ended with the delineation of a stream sediment anomaly in 1986. There are reports that two families are mining in two separate remote areas of the licence, however this has not been verified by the author.

Guojiagou (GJG)

The GBGE completed a small amount of trenching on a stream sediment anomaly discovered in the 1980's, however it has been ten years since this work was done. In the meantime about ten groups of small miners have been processing tiny amounts of oxidized material from the geochemically anomalous area. The amount of material

9

moved by these groups is insignificant, amounting to much less than one tonne per day in total.

ITEM 9. GEOLOGICAL SETTING

Regional Geology

The Qinling Mountains form the boundary between the North China and Tarim Cratons on the north and the Yangtze Craton and Tibetan Plateau on the south (Fig. 1). The mountains consist of an east-west trending Upper Paleozoic-Mesozoic fold and thin-skinned thrust system formed by north-south compression. In the Yangshan region the thrust faults take the form of an unexplained arcuate system, possibly a later fold event, with a northeast-southwest axis (Fig. 2b). Devonian sedimentary formations consist of fine grained clastic sediments, calcareous sandstones, shales and various types of limestone. Younger Triassic assemblages consisting of sandstone, slate and limestones have been inserted into the Devonian section by complex, north verging thrust faulting. Younger Mesozoic calc-alkaline intrusions are common in an east-west trending belt generally in the northern part of the region. Precambrian intermediate to basic volcanics form the core of an anticlinorium which is exposed in the southern part of the area of interest.

Local Geology

The local geology within the three licence areas is described in the three sections below.

Guanniuwan (GNW)

In the vicinity of the GNW licence, north dipping reverse faults related to mineralization separate a Lower Devonian sequence of sandstone, slate and limestone from Middle Triassic sandstone, slate and limestone. A generalized map of the area showing the licence boundaries and regional geochemical Au anomalies is shown on figure 3. In detail, however the situation is more complex with all units being overturned. The younger Triassic units are therefore thrust over the older Devonian sequence and these units and the reverse faults are cut by later north-south striking faults. Equivocal observations by the author suggest that there may be a component of dextral faulting in the shears noted in the North Zone trenching area. The limestone units in the area have been weakly marbleized and the thin-bedded units have suffered complex deformation especially marked near to the fault zones. The author observed deformed black slates containing abundant graphite and thin bedded fine grained clastic units converted to sericitic phyllite. The observation of unmapped crenulation cleavages in phyllites suggest that the structural history of the area is more complex than the mapping suggests. East-west trending feldspar porphyry, diorite porphyry, and granitic dykes are spatially related to faulting (and to mineralization). Figure 4 is a representation of the detailed

10

geology at GNW. The North Zone, South Zone, and new West Zone are indicated. It

Legend
Fogure 3. Geology and Gold Geochemistry of the Guanniuwan (GNW) and Hongyangou (HYG) licences, Wenxian County, Gansu Province. Data from GBGE (1995)
April, 2004
GNW LICENCE
HYG LICENCE

Figure 3. Geology and Gold Geochemistry of the Guanniuwan (GNW) and Hongyangou (HYG) licences, Wenxian County, Gansu Province. Data from GBGE (1995)

11

NORTH ZONE
SOUTH ZONE
WEST ZONE
April, 2004
0
1 KM
Figure 4. Geology North and South Zones, Guanniuwan (GNW) from GBGE (1995)

Figure 4. Geology North and South Zones, Guanniuwan (GNW) from GBGE (1995)

12

should be noted that the West Zone is in an area of alluvium and was found by local prospectors after the geological team ceased work in the area in 1995.

Hongyangou (HYG)

The HYG area, about 20 km north from GNW is mapped as being in the same Middle Triassic sequences as the HYG. Otherwise nothing is known about the licence which is shown on figure 3.

Guojiagou (GJG)

At GJG similar Triassic limestone and fine clastic sediments have been altered to marble, hornfels and minor skarn by an elongate granodiorite intrusion. The intrusion has bowed the flanking sediments into an antiform over a three km distance and produced a series of north-south trending faults. Skarn observed in the area of most interest is in the form of a weak fine grained greenish rusty endoskarn, while the hornfels is fine grained tremolite(?) hornfels with patchy fine grained biotite. The regional geology and geochemistry of the licence is shown on figure 5, and the detailed geology is shown on figure 6.

ITEM 10. DEPOSIT TYPES

Deposits in the Yangshan area and the properties described here have a gold-arsenic-stibnite-mercury association in carbonate-rich sedimentary rocks. These are two of the main criteria for the Carlin, Nevada ore deposit model which forms the basic concept being applied at the Yangshan West Project. Other associated Carlin-type criteria such as a preferred stratigraphic interval, strata bound replacement bodies, a strong arsenic correlation, and the presence of jasperoids are yet to be observed, however the project is only just beginning.

A subclass of the Carlin model, the skarns found at Battle Mountain, may be the preferred target type on the GJG zone where gold anomalies are found near mapped skarn alteration at a granodiorite-carbonate contact.

ITEM 11. MINERALIZATION

There has not been sufficient exploration completed at any of the occurrences on any of the licences to make any estimation of the geometry or continuity of the various mineralized zones. The activities of the "illegal" miners does, however suggest that gold mineralization is found over substantial areas at GNW and much small areas at GJG. Almost all of the mineralization available for view is oxidized, and in fact, the local miners cannot recover gold with their crude cyanide pool-leaching systems once they have reached below the level of superficial oxidation and start to encounter sulfide ores.

13

Hongyangou (HYG)

There is no known, verified, mineralization at HYG, although local people say that there are two families mining and processing small amounts of gold ore at two widely separated places in the mountains of the licence.

Guojiagou (GJG)

At GJG oxidized sediment hosted gold mineralization is being mined by about ten small groups in tiny operations which probably do not aggregate one tonne per day. One of these is visible in the upper left quadrant of the photo exhibited below.

Most groups are concerned with the oxidized products of pyritic skarn mineralization at the contact of a granodiorite with Triassic limestone. Protore consists of pyrite, and small amounts of sphalerite and galena. Some of the "illegal" miners are also working on small quartz veins within the sedimentary strata. These veins also cut the intrusive rock. At the present time not enough is known of the mineralization to define its character, distribution, geometry, depth or grade.

Guanniuwan (GNW)

16

The locations of the areas of known mineralization within the GNW licence are shown on Figures 3 and 4. At GNW several hundred "illegal" miners in probably at least one hundred groups are mining and processing oxidized gold ores in two widely separated areas. In addition the hills around the area are scarred with various mine workings that look to be abandoned. There is an impressive amount of activity in the mining areas with hand carts bustling in and out of adits, tractors moving material from one place to another and men and women shoveling rusty oxide ore into and out of small cyanide ponds. Underground blasts go off at random times throughout the day. The photo below looks downward and southeasterly to the "South Zone" which was discovered by the GBGE in 1995.

A more recent discovery (West Zone) made by local miners is being actively exploited adjacent to a small agricultural village about two km from the area described above. The zone is close to the concession boundary and some workings are probably not on GBGE controlled land (the area has not been surveyed). Many of the workers, young men and women, walk to work from their homes nearby. There is no outcrop in the area and the discovery was made sometime subsequent to the mapping and geochemical efforts of GBGE. Rocks found on the mine dumps are limonitic silicified sandstone or quartzite with abundant clay fault gouge coming out of the adits. Small veinlets containing limonites and cubic, ex-pyrite vuggy spaces are found. The author was neither prepared, nor invited to go underground at the time of the visit, however from the character of the material on the ore dumps it seems clear that the mineralization is fault related. Large

17

NORTH ZONE

A third zone, separate from the other two, called the North Zone was the main focus or work by GBGE when it discovered the area in 1994. The limonitic, ex-pyrite mineralization occurs along a major east-west trending, northerly dipping zone of shearing in Devonian sandstone, limestone, and black, graphitic slate. The sheared zone has also been intruded by a narrow feldspar porphyry dyke. The north Zone has been subject to some activity by "illegal miners" on only a very small scale compared to the two other locations nearby. Traces of pyrite were noted within the generally limonitic sheared silicified limestone and sandstone (or quartzite) in the area of the discovery trenches.

ITEM 12. EXPLORATION

The issuer has conducted no exploration on any of the licences being described. All of the work described here was done by government agencies from 1967 to 1996. The Chinese agencies explore systematically at ever increasing scales from 1:200,000 geochemical surveys to 1:2,000 scale mapping to 1:500 trench sampling. Finally, what are considered to be the best areas are test mined.

18

GEOCHEMISTRY

Regional geochemistry in the years 1982 to 1984 resulted eventually in the discovery of various deposits in the Yangshan area (Anba, for example), some of which are located on figure 2. The general form of the Au, As, Sb and Hg anomalies at GNW and HYG are shown on figure 3.

The geochemical signature at GJG is somewhat different, with complimentary anomalies in Pb and Ag. Figure 5 shows the licence in relation to the anomalies and the regional geology.

TRENCHING at GNW

In all cases the trenches that were excavated almost ten years ago have been either destroyed by the work of "illegal" miners or have caved in and become completely grown over. The six trenches cut at the North Zone and 17 that were excavated at the South Zone and the mapped geology are shown on figure 7. Some of the trenches on the map did not reach bedrock. Table 1, below, is a summary of the historical trenching results by GBGE over 1.0 g/t Au.

ZONE	TRENCH NO.	LENGTH	AU G/T
South Zone	TC301	6.97	2.63
South Zone	TC301	2.05	1.08
South Zone	TC8	2.07	2.72
South Zone	II	4.96	2.22
South Zone	III	1.45	3.19
South Zone	TC16	3.22	9.62
South Zone	TC16	1.56	1.63
South Zone	TC22	8.90	1.00
South Zone	TC40	2.5	1.06
South Zone	TC9202	2.22	4.17
South Zone	TC8402	10.20	1.69
South Zone	TC8402	5.55	1.67
South Zone	TC7602	14.48	1.73
South Zone	B	7.02	3.62
South Zone	TC10002	4.95	2.84
South Zone	B	3.3	1.84
South Zone	TC11602	3.71	1.86
North Zone	TC201	1.95	1.52
North Zone	TC001	6.58	1.18
North Zone	TC001	8.46	3.20
North Zone	TC001	15.04	2.20
North Zone	TC701	9.2	2.14
North Zone	TC1501	6.70	1.39

Table 1. Trench Results GNW

19

The table above shows a fairly consistent zone in North Zone trenches TC001, TC701, and TC1501 which covers a strike length of approximately 150 metres.

BULK TEST

In 1996 a mining test of the North Zone by GBGE was carried out by driving an adit underneath the trenches outlined above. The Chinese state that 20,000 T of material were extracted from the adit, placed on a leach pad, and cyanide leached. Only 800 grams of gold were recovered and the operation was considered to be a failure. Details of this operation were not available at the time of the author's visit, and the adit entrance was found to be covered with debris from "illegal" mining activities. The author is therefore not capable of offering a definitive answer as to why the operation was a failure. It is most likely that the adit was driven in the sulfide zone and therefore a heap leach test would not work, or possibly the correct ore zone was not encountered because of some geological complication.

While there is some uncertainty in the exploration work which is brought about by the failure of the mining test to recover a significant amount of gold, the continuing activity by "illegal" miners unequivocally shows that gold in economically interesting amounts occurs in areas where the geochemical and trenching data indicate it to be.

ITEM 13. DRILLING

No exploration drilling has been undertaken on any of the subject licences.

ITEM 14. SAMPLING METHOD AND APPROACH

The Chinese exploration groups approach exploration and sampling in a systematic fashion utilizing geochemistry and then trenching and test mining. The trench sampling is done methodically, where possible on lines 100m apart or less, and is presented concisely on maps of the correct scale. The sample lengths, normally a metre, are controlled by the geology in the trenches and the individual samples would normally be in excess of two kg in weight. Since the trenches have subsequently been destroyed either by mining or by the elements, the true widths and various geological details of the trench sampling can not be confirmed. There is no reason to suspect that the Chinese sampling is anything except representative and unbiased.

ITEM 15. SAMPLE PREPARATION, ANALYSES AND SECURITY

The details of sample preparation, analyses and security employed by the GBGE in the years up to 1996, when work on the subject licences was halted, are not known to the author. Normally the GBGE utilizes its own assay laboratory in Langzhou for the processing of exploration samples. No details of the internal controls and processes used by the laboratory are known to the author, however, assay laboratories in China are controlled by government agencies.

20

Figure 7. Details of North and South Zones at Guanniuwan (GNW). From GBGE (1995)

Figure 7

21

ITEM 16. DATA VERIFICATION

The clearest verification of the gold values reported by the GBGE lies in the exploitation of the anomalous areas by "illegal" miners. The author also believes that the data has been generated with proper procedures and has been accurately transcribed and is being used suitably because field examinations show that the maps are accurate. In addition, the author took seven check samples from the ground, however at the time of writing the assay results had not yet been received. These will be made known at a later date as soon as they become available.

ITEM 17. ADJACENT PROPERTIES

There are no known mineral deposits nearby which would have any influence on the exploration of the subject licences.

ITEM 18. MINERAL PROCESSING AND METALLURGICAL TESTING

As far as is known no metallurgical testing has been done on material from the subject properties. Mineral processing by "illegal" miners is being done, on at least two of the licences (GNW and GJG), however the technical details of the various operations are not known.

ITEM 19. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been published for the subject licences.

ITEM 20. OTHER RELEVANT DATA AND INFORMATION

The author knows of no other information which may serve to make this report more understandable.

ITEM 21. INTERPRETATION AND CONCLUSIONS

Hongyangou (HYG)

Little is known about the HYG licence except that the GBGE has determined that a portion of the licence is geochemically anomalous and it occupies the same geological formations that host gold mineralization elsewhere in the district. Unverified local comments state that there are two families producing gold at two widely separated areas in the mountains of the licence. It is concluded that a basic geological mapping and geochemical sampling campaign is warranted as a preliminary evaluation of the licence.

Guojiagou (GJG)

22

Limestone and calcareous clastic sediments have been affected by an elongate, east-west trending granodiorite to quartz diorite intrusive body. The intrusion has bowed the sedimentary package upward into an antiform and has produced extensive marble and hornfels as thermal metamorphic products. A large gold-silver-lead-zinc stream sediment anomaly overlies the area of the intrusive contact zone and very small scale gold mining is taking place at various scattered locations within the same zone. Geological mapping and sampling at a scale much more detailed than that which was completed by the GBGE in 1995 is warranted to evaluate the licence.

Guanniuwan (GNW)

Some hundreds of "illegal" hand-miners producing gold from the superficial oxide zone at GNW demonstrates that gold is present in economically interesting amounts. It is considered probable that targets worthy of drilling follow-up are present in the vicinity of the active mines. The situation presents a rare opportunity to examine, map and sample underground while the workings are still accessible. Of the two active areas separated by a distance of about two km the westerly one is a relatively new discovery in alluvial-covered terrain and warrants immediate examination. The oxidized quartzite, limestone and fault gouge material being excavated from adits in this "West Zone" is similar in character to the rocks seen in the North Zone, and the two zones could be part of the same fault-related system.

As far as can be determined, since there has been no survey of the property boundary, the active mining probably extends off of the licence to the west.

The active mine workings at the South Zone, which has been in exploited by "illegal" miners for several years, also need to be examined, mapped and sampled. The nearby North Zone, where a 20,000 T mining test was completed in 1996 also requires reevaluation to determine why the mining test failed to produce a significant amount of gold when the surface trench assays suggested that gold bearing rock should have been placed on the cyanide leach pad. The 1996 mining project executed by GBGE failed to provide a reliable test of the in situ gold grade either because the adit was driven below the level of oxidation, or the adit did not intersect the same gold-bearing structures that were indicated by trenching.

Geologically the gold is related to reverse faults which cut complex Triassic and

Devonian limestone and clastic sedimentary formations. Narrow feldspar porphyritic or granitic dykes have intruded along similar structures and appear to be one of the important markers for the presence of gold in the general area. Noted alteration consists of silicification and some clays. Pyrite is oxidized to limonites in the superficial environment and it is this oxidation which allows the "illegal" miners to produce gold utilizing crude cyanide ponds and zinc strips.

ITEM 22: RECOMMENDATIONS

23

In the author's opinion the character of the three licences are of sufficient merit to justify the following programs:

Hongyangou (HYG)

A basic program of further geochemical sampling and geological mapping is recommended for the HYG licence. If mine workings are encountered they should be sampled and mapped in detail. It is unlikely, given the topography and access to the property that a drill program would be feasible this year even if the results of the preceding program are excellent.

Guojiagou (GJG)

Work at GJG should include sampling, mapping and accurate positioning of the various small mines, and more soil geochemistry to further delineate the known geochemical anomalies. A new geological map, at a finer scale than that already produced and with more structural, alteration, and assay data should be prepared. A 1,000 metre drill program would be contingent upon the results of the preceding work.

Guanniuwan (GNW)

The active mines on the licence should be mapped and sampled as soon as possible to produce assay, structural and stratigraphic data which can be used to define drill targets. The idea is to test below the "illegal" mines. Abandoned or dormant mine workings are a second priority as most of them will probably be inaccessible or unacceptably dangerous to enter. A third portion of the mapping and sampling program will be to prepare a new licence scale geology, structure, alteration, and mineralization map. When the mapping is complete drilling of the resulting targets will be required. Approximately eight holes aggregating 1,200 metres would be appropriate for a first phase program. Another 2,000 metres would be contingent on success in the first program. The boundary of the Licence needs to be defined by surveying, and all of the "illegal" mine works leed to be documented in case that the question of environmental liability is raised at some future date.

BUDGET IN CANADIAN DOLLARS

The following is meant to cover a seven month period from mid-May to mid-December.

GENERAL COSTS

BUDGET IN CANADIAN DOLLARS

The following is meant to cover a seven month period from mid-May to mid-December.

GENERAL COSTS

General manager

$1,000/month x 7

7,000

Chief geologist

$1,000/month  x 7

7,000

Lanjhou office, admin., GIS operations

$6,000/month x7

42,000

Consultants, reports

20,000

Air travel

16,000

Fees, taxes

15,000

Vehicle costs

$4,000/month x 7

28,000

24

PECIFIC FIELD COSTS

Hongyangou (HYG)

Field geologists

1 @ $800/month x 7

5,600

Labour, cooks, drivers

15 @ $200/month x 5

15,000

Rock samples, including shipping

400 @ $17.00

6,800

Geochemical samples

400 @

$12.00

4,800

Accommodation, meals

$5,000/m x 5

25,000

Vehicle costs

$4,000/m x 5

20,000

Misc. Field costs, supplies, telephone

15,000

Guojiagou (GJG)

Field geologists

1 @ $800/month x 7

5,600

Labour, cooks, drivers

15 @ $200/month x 5

15,000

Rock samples, including shipping

400 @ $17.00

6,800

Geochemical samples

400 @

$12.00

4,800

Accommodation, meals

$5,000/m x 5

25,000

Vehicle costs

$4,000/m x 5

20,000

Misc. Field costs, supplies, telephone

15,000

Guanniuwan (GNW)

Field geologists

1 @ $800/month x 7

5,600

Labour, cooks, drivers

15 @ $200/month x 5

15,000

Surveying, surface and underground, environmental documentation

9,000

Rock samples, including shipping

400 @ $17.00

6,800

Accommodation, meals

5,000/m x 5

25,000

Vehicle costs

$4,000/m x 5

20,000

Misc. Field costs, supplies, telephone

15,000

Diamond drilling

1,200 m x $150/m all inclusive

180,000

TOTAL        $595,800

Phase 2 program, contingent on the results of the above work

Guojiagou (GJG)

Diamond drilling

1,000 m @ $150/m all inclusive

150,000

Guanniuwan (GNW)

Diamond drilling

2,000 x $150/m all inclusive

300,000

CONTINGENT TOTAL    $450,000

GRAND TOTAL

        $1,045,800

25

ITEM 23. REFERENCES

Jiang, R. 2003: Brief Introduction to JV Projects with No. 2 Geo-Exploration Institute in Gansu. Private internal report for Minco Mining and Metals Corporation, Nov. 25, 2003, two pages.

Jiang, R. 2003: Report on Yangshan Gold Project and Adjacent Areas. Private internal report for Minco Mining and Metals Corporation, Oct. 26, 2003, seven pages.

Morgenthaler, L. 2004: Report on the Yangshan Anba Gold Project: Gansu Province, China. Report for Minco Mining and Metals Corporation, February 4, 2004, filed on SEDAR, 44 pages.

NO.2 GEO-EXPLORATION INSTITUTE OF THE GANSU PROVINCIAL BUREAU OF GEOLOGICAL EXPLORATION 1996: Various maps from files in the institute's offices in Lanzhou, Gansu Province.

Oliver, J.L. 2003: Geological Summary, Yangshan Sediment Hosted Gold Occurrence, Gansu Province, China. Internal Memorandum to Minco Mining and Metals

Corporation, April 29, 2003, 4 pages.

Peters, S. G. (editor) 2003: Geology, Geochemistry and eophysics fo Sedimentary Rock-Hosted Au Deposits in PR China. U.S.G.S. Open-File Report 02-131.

26

PETER G. FOLK, P.ENG.
petergfolkpeng@hotmail.com

Republic of Panama

Tel: 011-507-987-0012

CERTIFICATE OF AUTHOR

1. I am an independent consulting geological engineer and Canadian citizen residing in the Republic of Panama. Mailing address: #PTY-8579, NW 97th Ave.
   P.O. Box 025207
   Miami, Florida 33102-5207
2. I hold a B.A.Sc. in Geological Engineering conferred by the University of British Columbia in 1971.
3. I am a member, in good standing, of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada.
4. I have been practicing my profession related to mining and mineral exploration for over 30 years in a wide variety of locations in North, South, and Central America and China.
5. I fulfill the requirements to be an "independent qualified person" as defined under "National Instrument 43-101".
6. I visited the Yangshan Project from the 13th to the 15th of April, 2004. I am entirely responsible for the report entitled "REPORT ON THE WEST YANGSHAN GOLD PROJECT, GANSU PROVINCE, CHINA, for MINCO MINING & METALS CORPORATION." dated 3 May, 2004, subject to points noted in the section "Disclaimer".
7. I have not had any prior involvement with the property that is the subject of the technical report.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

27

9. I am independent of MINCO MINING & METALS CORPORATION applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 42-101F1, and this Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd day of May, 2004

Peter Folk

Signature of Qualified Person

PETER FOLK

Peter G. Folk, P.Eng.

Stamp of Qualified Person

28

Exhibit 2.2

REPORT ON THE YANGSHAN ANBA

GOLD PROJECT: GANSU PROVINCE, CHINA.

Gansu, Province China.

     Lat: 33o 02' 45"

Long: 104o 40' 00"

FOR

MINCO MINING AND METALS CORPORTION,

1980 - 1055 West Hastings Street,

Vancouver, British Columbia. Canada.

By:

Lyle Morgenthaler B.ASc. P.Eng.

February 04, 2004.

YANGSHAN ANBA GOLD PROJECT

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION AND TERMS OF REFERENCE	1

3.0	DISCLAIMER	2

4.0	PROPERTY DESCRIPTION AND LOCATION.	2

5.0	ACCESSIBLILITY, CLIMATE, LOCAL RESOURCES,
	INFRASTRUCTURE AND PHYSIOGRAPHY	5

6.0	HISTORY	5

7.0	GEOLOGICAL SETTING	6

8.0	DEPOSIT TYPES	14

9.0	MINERALIZATION	20

10.0	EXPLORATION	23

11.0	DRILLING	25

12.0	SAMPLING METHOD AND APPROACH.	30

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	30

14.0	DATA VERIFICATION	30

15.0	ADJACENT PROPERTIES	31

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	31

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES.	32

18.0	INTERPRETATION AND CONCLUSIONS	40

19.0	RECOMMENDATIONS	40

20.0	REFERENCES	41

21.0	CERTIFICATE OF AUTHOR	44

i

YANGSHAN ANBA GOLD PROJECT

List of Tables

16.1 - Metallurgical test materials	31

16.2 - List of Metallurgical Tests	32

17.1 - Mineral resources for Yangshan ANBA property	33

17.2 - Intercepts used for Zone 305	36

17.3 - Intercepts used for Zone 314	37

List of Figures

Figure A- Location Map	4

Figure B - Structural geologic map of the Qinling area, adapted
and complied from Mio Lui (1994) , Fan and Jin(1994)	7

Figure C - Stratigraphic and Structure controls of gold deposits
in the Chuan-Shaan Gold Triangle	9

Figure D - Au Geochemical Anomalies	10

Figure E - As Geochemical Anomalies	11

Figure F - Sb Geochemical Anomalies	12

Figure G - Three style of Carlin deposit, stratabound, structure and complex (breccia), adapted from
Christensen (1993, 1996)	16

Figure H - Model of typical sedimentary rock -hosted gold deposit,
adapted Arehart(1996)	17

Figure I - Location of Carlin Type Gold Deposits in China	19

Figure J - Drillhole Location Map	27

Figure K - Typical Section - Section 5	29

Figure L - Longsection of Zone 305	38

Figure M - Longsection of Zone 314	39

ii

YANGSHAN ANBA GOLD PROJECT

1. SUMMARY

Yangshan Anba property is located in central China in the Gansu Province at 104o39'27" longitude , 33o02'27" latitude coordinate. It is accessible by paved road approximately 30 km from the nearest major town of Wenxian. The property is situated at the 2000m elevation in moderate to steep terrain. The joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin") has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd.("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit. Minco Mining and Metals Corporation ("Minco") currently holds 55 % interest in Keyin. Minco's management has indicated that Minco can increase its interest in Keyin to 90% as per the joint venture agreement for Keyin upon meeting conditions required.

The deposit is currently being viewed as a structural Carlin style deposit with currently twenty three identified veins with seven currently listed as having a resources within the property boundaries. The subject property is located within the 30 kilometer regional zone the" Yangshan Gold Zone". The veins are typically striking at 120 to 150 degrees dipping 45 to 55 degrees to the south into the mountains. The gold mineralization occurs primarily as inclusions in arsenopyrite, limonite, scorodite and clay minerals.

The property has been explored by the "Gold Headquarters" (GH) a branch of the armed police whose mandate is to explore for gold. The mineral rights surrounding the property are controlled by the Gold Headquarters. Exploration to date has used trenching, diamond drilling and two underground adits near surface. Due to Chinese requirements the "Gold Headquarters" has had a resource calculated using the national standards for China. Resource estimation and this resource calculation have gone though independent reviews by Chinese licensed professionals. The resource is an inferred resource by the Canadian standards of 16,100,000 tonnes at a grade of 5.64 g/t or 91 tonnes of contained Au or 2.9 Mil ounces of Au at a 1 g/t cutoff. Further work is required to bring these resources to an indicated resource stage. Work would include, verification drilling and sampling, and closer spaced drilling.

Preliminary metallurgical tests indicate the deposit is refractory, amenable to floatation for concentrate or oxidation process with cyanide leach.

The author believes overall the property has good potential for development, but with limited area to expand the resources within the current boundaries.

2.  INTRODUCTION AND TERMS OF REFERENCE

        The report has been commissioned by the management of Minco. The report documents a review of regional and property geology and historic work on the property and outlines all significant changes in the geological database. The report is based on

YANGSHAN ANBA GOLD PROJECT

review of available government documents and data compilation of private corporate reports and documents as well as publicly available geological and scientific papers.

        The report is also based on the authors personal knowledge of the property obtained during the month of January, 2004. During this period, the author, Mr. Lyle Morgenthaler P.Eng visited the site January 25 for a brief check of locations of drilling, and related technical considerations.

3. DISCLAIMER

The author has reviewed the available technical data, examined much of the publicly available data and performed a check of the Chinese resource calculation methods used. The author has relied on the previous geological reports issued by the relevant Chinese authorities on this property, particularly the work of the "Gold Army" (Gold Headquarters) (GH) conducted between 1999-2002. It is the writer's belief that all of these reports have been constructed by skilled Chinese professionals and represent and important asset to the property. The current document contains summary information relevant to reserve calculations and metallurgical data, but does not contain primary technical drawings or independent quality control or the assumptions inherent to these calculations, specifically assay quality control, repeatability of assay data, specific gravity calculations, geotechnical data and any related technical data.

         Most of the primary technical data remains under the control of the Chinese technical agencies. The data is still in the ownership of the Chinese Government and will not be released to Minco., until the finalization of the transfer of property title. The author has viewed part of the data in the form of final reports and sections and plans, which have not been publicly released, and due to ownership, the author cannot publish these figures showing some of the work. Figures shown in the report are public data and are representative of the quantity and quality of work performed in the past. But the primary or "raw data" is not available for viewing at this time. Viewing of drill core, other than type or display samples, collection of drill core samples or collection of rock samples was not permitted due either site visit. The several location of drill set-ups have been located both on map and by GPS. Property boundaries locations are not marked by surface monuments and has not been undertaken in the present survey. There where also issues associated with the timing of data gathering as the Chinese new year meant personnel and data were not available for interview or viewing as offices were closed.

         The geological research was assisted by Dr. Jim Oliver Ph.D., P.Geo whom had visited the property on a brief geological study of the property in April, 2003, and Mr Raijin Jiang a contract geologist to Minco

4.0 PROPERTY DESCRIPTION AND LOCATION

The license area is 1.45km2 and is located at about 30km north of the county town of Wenxian County. Highway 212, a two lane asphalt highway, passes through the license area and the nearest railway station lies 186km from the area, (Figure A - Location Map).

YANGSHAN ANBA GOLD PROJECT

The license area is defined by the following geographic coordinates:

(1)	104[o]39'27", 33[o]02'27";
(2)	104[o]39'17", 33[o]02'47";
(3)	104[o]40'50", 33[o]02'47";
(4)	104[o]40'40", 33[o]03'06".

There are no legal monuments in the field pertaining to this concession package. The Chinese use a map base system. GIS locations of corners weren't verified by the author due to time and logistical constraints during the brief site visits made to this property.

Details of the legal agreements between Minco Mining and Metals Corporation, and the Chinese partners, are available in the Vancouver corporate offices of Minco and are available for viewing by interested parties.

YANGSHAN ANBA GOLD PROJECT

Figure A - Location Map

SIBERIA CRATON
MONGOLIA
RE PROJECT
Urumqi
TIANSHAN MT.
Ivanhoe's
TIANSHAN-XINGAN METALLOGENIC ZONE
BYC
TARIM CRATON
GOBI
BAOTOU
Beijing
KUNLUN-QILIAN-QINLING METALLOGENIC ZONE
KUNLUN MT.
QILIAN MT
WSM
NORTH CHINA CRATON
Lanzhou
Xi'an
QINLING MT
TIBET PLATEAU
Yangshan
China
Anba
Chengdu
Lasa
YANGTZE CRATON
LEGEND
Gold Projects;
Pb-Zn-Ag-Au
Rare earth & Rare Metals
Major Cities
South West Gold
Kunming
kilometers

YANGSHAN ANBA GOLD PROJECT

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY.

The Yangshang district is located in the southern terminus of Gansu Province in a region dominated by north-northwest trending major valleys and moderate population density. Climate is moderate, with temperatures ranging form -13oC to 0o C in the coldest winter month, January, increasing to 16o C to 28o C during the summer months, July. Total annual rainfall in the district averages between 300 - 350 mm, and dryland agricultural methods are common in this area. Estimates of population density in the southern Gansu area place it at approximately 100 - 249 people per square kilometer (Garves, 1991). In the Chinese context, this is a moderate to low population density.

The area is a deeply dissected, mountainous area of moderate relief. The mean elevation of the concession is approximately 2000 m, local differences in relief are in the 400 to 500 m range. Agriculture is the main local economy and, as is similar throughout China, virtually all-arable land is under active cultivation. Water and power supplies are close at hand, and with some improvements, would meet the needs of any potential mining operations.

Small towns occur and other resource extraction plants, principally for industrial minerals, are located within a few kilometers of the concession area. Local accommodation is available on site.

6.0 HISTORY

Since 1949, mineral exploration in China has been performed at all scales by a professional geologists and engineers organized into a series of brigades, each with specific mandates, geological, geochemical, mineral deposits evaluation, etc. Active exploration in the Yangshan district has had the following chronological development:

1967-1970: 1:200,000 geological mapping was completed by the regional geological survey team of Shaanxi province. Since then exploration activities for copper, iron, manganese and barite were conducted at different scales by different geological teams.

1982-1984: Regional geochemical stream sediment sampling was conducted by the Gansu Geochemical Survey Team (now restructured as No.2 Geo-exploration Institute). Strong geochemical Au, As, Sb and Hg anomalies were delineated along the regional arcform faults. These programs where part of a continent scale geochemical exploration program instituted by the Chinese government beginning in 1979 and covering greater than 5 million square kilometers of Chinese territory (Xuijeng and Binchuan, 1993).

YANGSHAN ANBA GOLD PROJECT

1985-Present: Follow-up of the regional geochemical anomalies and detailed geological exploration has been carried out by different geological organizations in the Yangshan area. These activities have led to some important discoveries such as Caodi, Xinguan, and Yangshan gold deposits. All this work is well documented, in Chinese, with the data held by a series of Chinese governmental agencies.

Most recently, diamond drilling on the property has been conducted over the past 3 year period using one large Russian model diamond drill rig which has successfully completed 22 vertical diamond holes (Oliver, 2003b). Drilling is largely completed during the months March to October with an extended field break taken during the winter months. During this same period, underground drifting, metallurgical samples and preliminary resource calculations have been undertaken.

7.0 GEOLOGICAL SETTING

7.01: Stratigraphic and Intrusive Rock Relationships.

In the Qinling area, the principle hosts to Carlin style mineralization are Devonian sedimentary formations. These rocks are flanked to the north by the Hubei Craton and intruded by a sequence of younger Mesozoic calc-alkaline intrusive rocks. These sequences may be divided into three principle units with an overall east-west orientation and reflect three sub-basins. The northern assemblage is the Tangzang-Shanyang sub-basin and the southern assemblage is the Hueixian-Xunyang sub-basin. Most of the mineral occurrences within this belt are contained within the Fengxian-Zhengan, sub-basin (Fan and Jin, 1994), Figure B.

The Fengxian-Shengan sub-basin contains the several Devonian aged carbonate sequences, most of the sequences are dominated by fine grained clastic sediments, calcareous sandstones, shales, medium to thick bedded micritic limestones and bioclastic limestones. Triassic aged assemblages may be structurally interleaved within the Devonian section. Very significantly, several important occurrences in this area, including Dongbeishai are hosted in fine grained black clastic sedimentary rocks with very high organic contents and significantly elevated regional background gold contents, 21.06 - 30.70 ppb Au in rock, which is 10 - 15 times above the regional background (Mao and Li, 1994). Throughout the Qinling basin, host rocks to most of the Chinese gold deposits are more common near the transitional zone between carbonate and siliceous clastic rocks, and many of the occurrences are hosted in sandstones and calcareous sandstones (Mao, et al., 2002).

At least six large late Mesozoic granitic intrusions, several small Middle Paleozoic basic intrusions and locally andesitic porphyritic intrusions cut the Devonian to Triassic section in the Qinling area, Figure B. Dyke rocks and small intrusions are locally gold mineralized including those in the Yangshang Anba area. These intrusive rocks have geochemical signatures in Sn, W, Mo, and Bi.

YANGSHAN ANBA GOLD PROJECT

100°00'00"E
110°00'00"E
35°00'00"N
33°00'00"N
A
Xian
Baoji
D
B-4
B-2-3
B-5
B-6
C
Diebu
1
2
3
4
5
6
0 65 130 km
Yangshan
Explanation
A - Huabei craton
B - Qinling (B-1 to B-6) folds
C- Yangtz craton
D- Qilian folds
E - Songpan folds
Granitoids
Sedimentary rock-hosted gold deposits:
1- Laerma
2- Liba
3- Shuangwang
4- Baguamiao
5- Ertazi
6- Longshan

Figure 16. Structural geologic map of the Qinling area, showing litho-tectonic units and approximate location of the Lixian-Baiyun-Shanyang deep crustal lineament between the Yangtz and Huabei cratons: A - Huabei craton, B - Qinling fold belt (B1 to B6), C - Yangtz craton, D - Qilian fold belt, E - Songpan fold belt. Sedimentary rock-hosted gold deposits are noted as dark, round circles: 1 - Laerma, 2 - Liba, 3 - Shuangwang, 4 - Baguamio, 5 - Ertazi, 6 - Longshan. Adapted and compiled from Mio Liu (1994).

YANGSHAN ANBA GOLD PROJECT

7.02. Regional Structural Style.

The structural style in the western Qinling is dominated by rock fabrics and structural elements which are related to series of Palaeozoic and Mesozoic accretionary processes. The late Palaeozoic Variscan (405 - 270 Ma) and Yanshanian (208 - 90 Ma) are the principle orogenic and collisional events which have deformed the host stratigraphy in the western Qinling area (Zho et al., 2002).

Significant, north verging thrust faults are common and some of these are closely related to major occurrences, eg the Dongbeizhai deposit forms in the silicified, brecciated and carbonaceous mudstones which characterize the footwall to the Kuashiya fault (Jingwen et al, 2000).

At the regional scale, the area is composed of two major tectonic units 1) the Metianling Anticlinorium, and 2) the south zone of the EW-trending West Qinling fold zone. The Metianling Anticlinorium exposes in it's core a sequence of Precambrian intermediate-basic volcanic rocks which may host both copper and nickel occurrences and are also host to numerous structurally controlled orogenic auriferous quartz veins. The EW-trending west Qinling fold zone is an Upper Palaeozoic-Mesozoic fold and thrust belt. This orogenic event compresses, and closes the Devonian, Carboniferous, Permian and Triassic sub-basins. The deformed sub-basins are now distributed subsequently along east to west axis with the youngest formations preserved in the north and the oldest in the south.

The distribution of the Palaeozoic rocks are controlled by a group of arcform, translational and north verging thrust faults (Figure C). Major Carlin-type gold deposits including Yanshan, Xinguan, and Caodi are all found along the roughly EW-trending arcform faults.

7.03: Regional Geochemistry

Distribution of trace elements is closely associated with rock types in the area.

Anomalous Cu , Pb, Zn and Ag occurred in the Precambrian volcanic rock units at the south part of the west Qinling gold belt. Geochemical gold anomalies were delineated in both Precambrian volcanic rocks where Carlin-type gold mineralization developed and Paleozoic sedimentary sequence where auriferous quartz veins were discovered. Significant anomalies of Au, As, and Sb occurred in proximal stream sediment drainages (Figures D, E, and F ).

YANGSHAN ANBA GOLD PROJECT

Major Gold Deposits
Placer Gold Occurrences
Zhugqu
Cheng Xian
Triassic Clastics
Lianghekou
Manaoke
Triassic Clastics
Kang Xian
Wudu
Devonian Clastics
Nanping
Yangshan Gold Belt
Devonian Clastics
Anba
Cauu
Wenxian
Precambrian Meta-volcanics
Dongbeizhai
Devonian&Triassic Clastics
Qiaoqiaoshang
Songpangou
0
25
50
kilometers

YANGSHAN ANBA GOLD PROJECT

Figure D - Au Geochemical Anomalies

Triassic Clastics
Hongyandong
Yanggshan Gold Belt
Devonian Clastics
Xinguan
Guanniuwan
Anba
Caodi
Wenxian
Precambrian Meta-volcanics
0
10
20
kilometers
Geochemical As anomalies in stream sediment

YANGSHAN ANBA GOLD PROJECT

Figure E - As Geochemical Anomalies

Triassic Clastics
Hongyandong
Yanggshan Gold Belt
Devonian Clastics
Xinguan
Guanniuwan
Anba
Candi
Wenxian
Precambrian Meta-volcanics
0
10
20
kilometers
Geochemical As anomalies in stream sediment

YANGSHAN ANBA GOLD PROJECT

Figure F - Sb Geochemical Anomalies

Triassic Clastics
ping
Hongyandong
Yanggshan Gold Belt
Devonian Clastics
Anba
Guanniuwan
Xinguan
Caodi
Wenxian
Precambrian Meta-volcanics
0
10
20
kilometers
Geochemical Sb anomalies in stream sediment

YANGSHAN ANBA GOLD PROJECT

7.04: Local Geology, Yangshan District.

The principal Yangshan occurrence area lies near the juxtaposition of two major east-west trending, east-northeast trending fault blocks. These faults bound rocks of significantly different ages, including a Precambrian metamorphosed volcanic and sedimentary sequence to the south of the major east west faults, Devonian carbonate rich rocks within the fault bounded wedge between the two faults and Triassic clastic sediments to the north. The age relations of the rock units within bounded by these faults are consistent with a north verging thrust stacking of older over younger rock sequences

(Figure C).

The important 30-km Yangshan gold zone occurred along a secondary-order fault, which displaced the regional arcuate faults. Host rock units are composed of middle Devonian-Permian purple and dark-gray phyllites, carboniferous phyllites intercalated with thin-bedded sandstone and limestone. Rocks within the fault zone are highly fractured, deformed and associated with strong hydrothermal alteration. The fault zone was filled with plagioclase granite porphyry dykes that are often boudinaged and broken into lenticular bodies. The plagioclase granite porphyry dykes are closely associated with gold mineralization and some dykes are mineralized but typically at gold grades which are below the gold grades associated with stratabound mineralization at Yangshan.

Mineralization at Anba, the principle occurrence of interest to Minco, is hosted by a sequence of well-bedded Devonian limestone and sandy phyllites. Much of the mineralization is roughly stratabound and is located at the deformed contact region between an overlying hangingwall limestone and footwall phyllites. The rock package strikes approximately east-west and dips north at modest 45oangles. Fault bounded or unconformable surfaces are noted to the north between a Permian carbonate package and the Devonian age sequence which hosts mineralization to the south.

Primary lithologies in the Yangshan district have noticeable hydrothermal alteration. Most noticeable being silicification, largely present as quartz stockwork veins and veinlets within host rocks (Oliver 2003b). Cryptocrystalline silica, chalcedony and jasperoidal bodies were not identified during the initial field review of this district. Decalcification textures, decarbonation features are noted within some of the fine grained clastic sediments in this area. Decarbonation of carbonate host rocks results in the formation of fine grained "sandy" or gritty textured host lithologies, and increasing porosity related to the formation of intergranular boundaries, open space breccias and karst features. The development of argillic alteration assemblages, sericite-illite-koalinite-pyrite arsenopyrite are easily noted within the porphyritic intrusive rocks which host mineralized zones at several of the occurrences in the Yangshan district.

YANGSHAN ANBA GOLD PROJECT

8.0 DEPOSIT TYPES - GENERAL CHARACTERISITICS OF CARLIN DEPOSITS

Several of the gold occurrences within the Yangshan district are good candidates for Carlin style or alternatively what Arehart (1996) classifies as sediment hosted disseminated gold (SHDG) gold occurrences. The Carlin or SHDG model for these occurrences has been the recipient of many controversies within it's country and type locale of origin, the Battle Mountain, Carlin and Getchell trends in Nevada, U.S.A. The model type has also been proposed for occurrences in the Canadian Cordillera eg., the Golden Bear Mine (Poulsen, 1996; Brown and Hamilton, 2000) and for several gold occurrences including those within the Songpan-Ganzi basin of China (Mao et al., 2002). The same kinds of questions raised for North America Carlin Occurrences may be identified in the Chinese rock environment, some of which have recently been presented by Wilde (2003).

Perhaps the most cogent model for these style and form of these deposits has been presented by Christianson (1995). Christianson has recognized the diversity in form and style of mineralization in Carlin type deposits. He recognizes three principle Carlin styles including, Figure G:

a.	stratabound replacement style mineralization, eg. the Carlin Mine.
b.	high grade structurally controlled veins, eg. the Bootstrap Mine.
c.	complex breccia and replacement zones

Recognition of the principle alteration patterns associated with deposits has been well summarized by Arehart (1996), Figure H.

A summary of these characteristics, for Carlin - SHDG deposits in the Nevada and environments may be briefly outlined:

i.

Carlin type gold deposits are also known as sedimentary rock hosted or carbonate hosted disseminated gold deposits. Mineralization is preferentially associated within the stratigraphic interval of the Silurian to Devonian carbonates, which form the Roberts Mountain and Popovich Formations.

ii.

Many of the deposits have a spatial relationship to igneous stocks, but not a temporal one as in the classical Carlin camp most Carlin deposits are 30 - 120 million years younger that the associated intrusions (Emsbo et al., 1996) and several researchers have argued for no direct magmatic input in the formation of these deposits (Ilchik and Barton, 1997).

iii.

A subclass of these deposits, "distal disseminated" as typified by the gold mineralized intrusions and skarns in the Battle Mountain area have a much closer spatial relationship to gold mineralized zones, mineralized skarn zones and mineralized porphyry bodies (Theodore, 1998).

iv.

Initially, mineralization, and targets, consisted of large tonnage, moderate to low grade, roughly stratabound deposits eg. Newmonts Gold Quarry, 338 million

YANGSHAN ANBA GOLD PROJECT

 tonnes at 0.85 g/t or the original  Carlin open pit 15.6 million tonnes at 7.62 g/t Au (Teal and Jackson, 1997). Many of these deposits where oxidized and amenable to low cost extraction, heap leach technologies.

v.

Subsequent developments within the Carlin camp revealed the presence of much higher grade, discordant, breccia hosted gold zones, eg Meikle which contained approximately 8.9 million tonnes averages 24.7 g/t Au (Embso et al., 2003).

vi.

Within Carlin style deposits the main ore minerals most typically consist of disseminated sub-micron sized gold, arsenic rich pyrites or "arsenium pyrites" within variable silicified, argillized and decalcified sedimentary rocks.

vii.

Structural traps and reactive sedimentary rocks control ore deposition. Mineralization is commonly confined to the host fault system or moves laterally in calcareous silty rocks (Tosdal, 2000).

viii.

Much uncertainty exists concerning the depths of formation of these deposits. The initial literature on these deposits suggested that their depth of formation was relatively shallow, epithermal (less than 1.0 km Radtke 1985). Fluid inclusion and phase equilbria data now suggest that these deposits may form at much deeper 1.0 to 4.0 km depths (Kuehn and Rose, 1995).

ix.

An important control on the style and form of Carlin style gold deposits is exerted by the nature of the host rock. In calcareous rocks, stratabound replacement bodies are common. In non-reactive rocks millimeter-sized stockwork veinlets and veins to metre sized vitreous quartz veins and may develop. Brecciated rocks and mineralized zones are common within competent intrusive rocks.

x.

Rock alteration is characterized by proximal decalcification and dolomitization of carbonate rocks, locally with the development of jasperoids between rock units and structural zones. Distally clay mineral assemblages are common. Carbonaceous material, solid carbon, is common in many deposits.

xi.

Geochemical signatures of Carlin deposits include Au:Ag ratios greater than 1, with silver as a minor component, and commonly elevated values in As, Sb and Mercury (Paulsen, 2000).

xii.

Crustal scale lineaments, and structural zones, have a tight spatial relationship to the major Carlin style gold mineralized zones. Three of the most important north-northeast trending structural zones are the Getchell, Battle Mountain and Carlin trends (Roberts,1960). Regional scales domes, antiformal closures and high angle faults also commonly assoiciated with North American Carlin style deposits.

xiii.

One of the most diagnostic features of these deposits is the finding that gold is contained almost exclusively within arsenium pyrites, free gold is typically only identified in the oxidized upper portions of these deposits.

YANGSHAN ANBA GOLD PROJECT

A
B
C
Alluvium
odeo Creek unit
vonian limestone
mineralization (showing high grade)
Carlin-Type Gold Deposits in the Carlin Trend, Nevada

YANGSHAN ANBA GOLD PROJECT

8.1 DEPOSIT TYPES: DISTRIBUTION OF CARLIN DEPOSITS IN CHINA.

The data of Li and Peters (1996) suggests that 114 Carlin deposits have been identified in China. These deposits are located in two main clusters including the Dian-Qian-Gui and Qinling areas, Figure I. Of these 114 occurrences 19.4% are located in Gansu province and 25.89% are located in Guizhou province. These deposits are present in two Paleozoic to Mesozoic sedimentary basins, which tectonically surround the Yangtz Precambrian craton. The Dian-Qian-Gui area is located on the southwest margin of the Yangtz craton and the Qinling area is located on the northwestern margin of the Yangtz craton. Wilde (2003) suggests that larger deposits in this district lie close to or at the transition form shallow water carbonate platform facies to deeper water siliclastic basinal facies.

Occurrences in the western Qinling area, including occurrences in the Yangshan district, are associated with sub-micron sized gold associated with micron-sized arsenian pyrites which is disseminated in fractured Cambrian through Triassic carbonaceous shale and carbonate rocks, and are associated with anomalous Hg, Sb, As, U, and Tl. Alteration assemblages include silicification, argillization and sulphidation. Aqueous fluid inclusions have modest homogenization temperatures (150 - 250 C) and moderate salinites (2 - 8%). This would correspond to formation depths of 1.0 to 3.0 km's (Rui-Zhong et al., 2002). Many of the occurrences are also characterized by de-carbonation reactions, dolomitization both of which may be associated with the development of

YANGSHAN ANBA GOLD PROJECT

dissolution textures and corroded calcareous clasts (Jingwen, M. et al., 2001). These geochemical, and fluid characteristics have also been identified in the Carlin style gold deposits of the adjacent Guizhou province and Sichuan Provinces(Ashley et al., 1991; Gu et al, 2002).

Within the Qinling area, Carlin style gold occurrences have been identified in an east west trending arc which is approximately 750 km long and 200 km wide. A strongly folded and deformed sequence of Devonian to Triassic carbonate and clastic sedimentary rocks forms the Songpan-Ganzi basin. A sequence of elongate intermediate to felsic plutons tracks the basin margin (Figure B) most of these have been Mesozoic 149 - 212.8 Ma ages (Liu et al, 1994). These intrusive rocks have both alkalic and calc-alkalic affinities and form part of the long lived and important Yanshanian mid-Jurassic to mid-Cretaceous deformational and metamorphic event (Yuqi, C. 1990) which marked oceanic closure between the Yangtze craton and the North China Craton. This time frame also coincides with the subduction of the Izanagi - Pacific plates beneath eastern China occurring between 208 - 90 Ma (Zhou et al., 2002). Some researchers suggest that this orogenic event also coincides with formation of these gold deposits.

No definitive dates can be assigned to the timing of mineralization of the Chinese Carlin deposits. Currently timing of mineralization is as variable as has been noted within North American occurrences. In the Qinling area, variable dating methods "bracket" the timing of mineralization from > 300 Ma to < 16 Ma (Li and Peters, 1998).

Within the western Qinling belt two out of the three model types presented by

Christensen (1995) may be identified. Occurrences in the Yangshang area have strong

YANGSHAN ANBA GOLD PROJECT

Uramqi
Jidong Area
Beijing
West Qinling Area
Xian
Lasa
Chengdu
Shanghai
Guiyang
Kunming
Dian-Qian-Gui Area
Nanning
Explanation
Sedimentary and tectonic provinces
Huabei Craton
Yangtz craton
sedimentary rock-hosted gold deposit
sedimentary rock-hosted gold district

Figure 6. Location of Carlin-type gold deposits in China. The deposits are mainly in two areas: the Dian-Qian-Gui area in the south, at the southwestern margin of the Yangtz craton, and the Qinling area on the northern margin of the Yangtz craton. The Greatwall deposits, newly discovered, are in the Jidong area near Beijing. Major cities are noted with open circles, shaded areas represent Yangtz craton. Compiled from Li, D.S. (1994) and Wang, J. (1993).

19

YANGSHAN ANBA GOLD PROJECT

similarities to the stratabound Carlin style model, this would include Anba (Oliver, 2003b). Occurrences in the Coadi area have a much higher structural component including and appear more typically as distinctly structurally controlled veins and replacement bodies (Oliver, 2003a).

9.0 MINERALIZATION

Several significant zones of mineralization have been identified within the 30 km long belt of mineralization within the Yangshan district. Most of these occurrences appear to be Carlin style occurrences although some orogenic vein deposits are likely also present. At Yangshan (Anba) field relationships suggest the following characteristics of mineralization:

Handspecimen examination of mineralized samples done by Oliver (2003b) suggests:

i.

Gold mineralization is associated with well developed zones of decalcification - decarbonation within the host stratigraphy, primary light grey, thinly compositionally layered clay rich phyllites.

ii.

Off - white, milky quartz veins and zones of diffuse silicification are associated with gold mineralized zones.

iii.

Sulphide contents, arsenopryite, are locally quite high; fine-grained lathes of arsenopyrite may exceed 3-4% in many samples. Arsenic contents range from approximately 1000 to 18000 ppm in samples gold mineralized at greater than 1.0 g/t Au.

iv.

Strongly sericite altered, feldspar porphyritic, granitic pre-mineral dykes locally carry strong stockwork high sulphide (stibnite-arsenopyrite) veins. These veins and the intrusive host hocks are anecdotally reported to be significantly auriferous, with gold values commonly ranging from  0.5 to 4.24 g/t Au, Plate 1a.

v.

Anecdotal evidence suggests that gold mineralization within the porphyries is not currently counted within the current gold resource.

vi.

In comparison to altered felsic porphyries, gold mineralization within the sediments, both limestones and phyllites is approximately 2 - 3 times that of the adjacent intrusions, gold values within the host sediments commonly ranges from 1.0 - 14.4 g/t Au.

vii.

Silver, arsenic, antimony, bismuth, mercury and zinc are all positively correlated with gold mineralization. Copper is negatively correlated.

YANGSHAN ANBA GOLD PROJECT

viii.

Oxidation levels are low. Primary sulphide phases are noted within a few metres of surface.

ix.

Rock fabrics within the mineralized zones are strongly suggestive of either strike slip faults or reverse faults. These fabrics are predominantly compressional in nature, buckle folds and related contractional fabrics. Planar brittle-ductile strain zones are not identified in outcrop although planar intraformational strain zones are identified on the Chinese cross sections.

x.

S1 fabrics are deformed, which strongly suggests the rock package has experienced more than one deformational processes.

xi.

Regional plunges are typically to the west a moderate to steep orientations, 49o -> 254o.

xii.

Although zones of strong silicification are identified in drill core, fault fill veins were not recognized in the several trench exposures identified in the field.

Jiang (2003) has summarized most of the occurrences in the belt and the attached summary is excerpted from Jiang's (2003) report. Within the Chinese context and nomenclature, mineralized zones in the Yangshang area are all identified as "veins" and given a unique number label. Based on limited field relationships, it seems unlikely that any of these veins are true orogenic veins but may be more closely related to mineralized replacement zones within permissive stratigraphic intervals.

1) Mineralogy

Major metallic minerals include native gold, electrum, arsenopyrite, antimony, pyrite, as well as minor amount of ilmenite, magnetite, pyrrhotite, sphalerite, galena, white pyrite. Gangue minerals are quartz, clay minerals, calcite, dolomite, feldspar, as well as minor amount of chlorite, epidote, barite, realgar and garnet.

2) Occurrences of Gold

At Anba, 85.46% gold occurs as inclusions in arsenopyrite, limonite, scorodite and clay minerals. 12.72% of gold exists between clay mineral grains and 1.82% of gold filled in micro fissures in pyrite and limonite.

YANGSHAN ANBA GOLD PROJECT

3) Chemical composition of gold ore

Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (%)
3-6	0.2-0.95	5-32	28-42	36-120	0.49-1.25

The Yangshan gold zone is composed of five gold sections or deposits, Anba, Yangshan, Gaoloushan, Getiaowan and Zhangjiashan (Figure 6).

Anba: Located at the middle part of the Yangshan zone, 23 gold veins have been discovered and categorised into two vein groups identified as vein groups "305" and "306". The resource estimated from results of 200X200m grid drilling is more than 90t Au.

Vein group 305 is located at the south part of the Anba section within the license area that will be transferred to the joint venture. 11 gold veins were discovered so far and veins 305 and 314 are the major veins of the vein group. Gold veins are emplaced in a stratabound zone of 2300m in length, and striking 150o-170o and dipping at an angle of

45oto 70o.

Vein group 306 is located at the north part of the section and 12 gold veins from 200 to 300m in length have been discovered. The mineralized zone is composed of stockwork veinlets and veins within a sericitically altered and sulphidized granite porphyries and phyllites.

Yangshan: The Yangshan section is at the east part of the Yangshan zone and consists of 12 gold veins. The No. 2 vein is 1500m in length and 2.89m (average) in width and dips towards 20o-40oat angle of 20o to 35o. Average grade at surface is from 1.27 to 14.44g/t with an average grade of 10.44g/t. Grade of gold decreases significantly with depth in this section. Estimated resource in this section is about 10t gold. Gold mineralization is hosted in granite porphyry and fractured limestone.

Gaoloushan: A large part of the Gaoloushan section is covered with loess and dense vegetation. Eight gold veins have been discovered by surface trenching. The major vein, No.207, is about 200m in length and is composed of mineralized and sericitized phyllite. Getiaowan: This section is located at the west end of the Yangshan zone. Eight gold veins have been discovered in plagioclase granite porphyry and sericite phyllite.

Zhangjiashan: The section is at the east end of the Yangshan zone and is covered with thick overburden. Three gold veins were discovered in this area.

1. Description of Individual Veins at Anba Section

12 ore veins and 8 mineralized gold veins (uneconomic) have been discovered in the Anba section. Veins 305 and 314 are two major veins which contribute 96% of the total estimated resource in the Anba section.

Vein 305-I: Dipping to 150o to 170o at angle of 53-70o, Vein 305 is 2100m in length and has been controlled by 10 trenches, 3 adits and 16 drill holes with a maximum dip extention of 440m (200-300m in average). The vein is stratoid and shows a swell-and-pinch-out pattern along strike and dip directions. Maximum intersection of the vein in

YANGSHAN ANBA GOLD PROJECT

drill hole is 18.33m and average width is 4.83m. Average grade of Vein 305 is 6.07g/t and total estimated resource is 51.308t gold.

Vein 314-I: Dipping towards 150o to 175o at 47-55o, Vein 314-I is 2050m in length and its location has been defined by 6 trenches, 6 adits and 16 drill holes with the maximum dip extension of 330m (160m in average). The ore zone occurs in a swell-and-pinch-out pattern with a maximum width of 21m. Average width of the zone is 6.57m. Grade ranges from 2.15 to 7.14g/t with an average of 5.41g/t Au. Total resource calculated from Vein 314-I is 36t.

Features of individual veins at Anba deposit is summarised in the following table:

Vein#	Ore Types	Occurrences		Length (m)	Width (m)	Grade (g/t Au)
		Dip	Angle			Range	Average	Max
301	Altered phyllite	160-180[o]	70[o]	150	1-2.22	0.3-4.3		4.3
302	Alter phyllite	160-180	70	150	1	0.3-2.2		2.2
303	Altered phyllite	130	60	100	2.1-6.3	0.3-1.5		3.84
304	Altered phyllite & granite porphyry dyke	350	62	100	2-4	0.3-1.97		2.17
305-I		150-175	45-70	2100	4.83	2.4-13	6.07	47.7
306-I		340-10	60-70	210	1.94		5.59	8.54
307	Altered granite dyke	155	60		0.7-11	0.77-4.9
308	Altered phyllite	155-175	48-70	200	1.19	1.44	0.87	2.00
309		340-10	60-70	90	1.78	3.3	4.18	7.84
310	Granite dyke	355	40		5.9		3.81	6.33
311	Altered phyllite	160-205	45-65	200	3.48	4.3	5.19	17.6
313	Altered phyllite& granite porphyry	150-175	25-60	1600	2.48	1.78	2.82	5.41
314-I		150-175	45-65	2050	6.57	2.15-7.14	5.41	20.2
315	Altered phyllite	155	60		1.94		2.62	3.61
317		160	55		8.25		1.42	2.17
319		320-340	45-60	200	2.15		2.67	4.03

10.0 EXPLORATION

Following the initial discovery of the Yangshan geochemical anomalies, and very early geological evaluations by the local Chinese geological brigades, the more detailed development and exploration of the Yangshan - Anba occurrence was performed by a branch of the armed police, the "gold army" who specialize in gold exploration named Gold Headquarters(GH). It is the mandate of the GH to find and explore precious metals

YANGSHAN ANBA GOLD PROJECT

deposits. Placing the occurrence into production is the mandate of another government branch within the non-Ferrous Bureau of Mines.

The previous exploration programs on the property were successful in:

i. Implementing a broad based diamond drill program, consisting of 22 diamond drill holes totaling 7964.86 m, and utilized a single diamond drill. The drill rig is of Russian design and utilizes a 12-m mast. Inclined drilling is possible but most boreholes were drilled vertically.

ii. Implementing 1262 meters of underground exploration development, which sampled portions of 2 zones.

iii. Creating a database so a resource calculation could be performed.

iv. Calculating a resource.

The following is an interpreted version of the methodology and results from the past programs used at the site Summary translation from government reports;

METHODOLOGY OF EXPLORATION AND DISTRIBUTION OF EXPLORATION WORKS IN YANGSHAN TREND

Methodology

1.1.The major vein of No.305 vein group is stratabound in form and 2100m in length. Gold is well evenly distributed in the ore vein. Exploration lines are surveyed in 400m space along the strike of the main vein. The ore zone was controlled with geological mapping, geophysical and geochemical survey, trenching and shallow pit at surface. Dip extension is controlled with drilling.

1.2.Density of exploration works is increased gradually. Space between trenches is from 50 to 100 meter at surface. First phase drilling was conducted with a grid of 400X320-400m at depth. Drifting was conducted where it was suitable. In-fill drilling was carried out at 200m space to further test the continuity of the zone. Space of exploration lines was increased to 100 meters between Lines 7 to 11.

Quality of Exploration Works and Comments

1.3.Trench: The opening of trench is from 1.2m to 2.5m and the width at bottom is 1m. Trenching is dug to 0.5m into the weathered bedrock and 0.3m into the fresh bedrock.

YANGSHAN ANBA GOLD PROJECT

1.4.Exploration Pit: Two exploration pits were dug with an opening of 1.5X1.5m in the area.

Most of the project area was covered with a Quaternary overburden from 7 to 100m in thickness and, therefore, only 40% of the surface trenches and pits have generated useful results.

1.5.Two levels of adit were devloped at levels 1920m from exploration lines 1 to 5 and 2171m from lines 31 to 35 respectively in order to test major ore veins 305 and 314. The opening size of drifts varies from 1.8X1.6 to 2.0X1.8m with a total length of 1263.1m including 447.3m of drift and 815.8m of cross cut.

1.6.Drilling: 22 diamond holes were drilled with a total footage of 7964.86m.

Gold mineralization was intersected in 18 holes (82% of the total holes).

Details of Drilling:

1) Technology: Diamond drill rig with wire coring was used. Hole opening is 110-130mm in Quaternary overburden and is transformed to 91mm after the overburden. The hole diameter was reduced to 75mm in fresh bedrock until the end of hole.

2) Inclination and Azimuth Measurement: Dip angle of vein group 305 is more than 60 degrees. Vertical holes were designed in consideration of the difficulty resulted from the widely fractured rocks. 86 measurements of inclination and azimuth were conducted in the 22 holes. Deviation of drill holes is generally less than 5 meters from exploration line.

3) Test of Depth: Depth of drill holes were tested every 100m.(Down hole survey Point)

4) Recovery Rate of Drill Cores: Total length of drill cores of bedrock is 4991.26 and the recovery rate of bedrock cores is from 86-99% with an average of 93.46%. Total length of drill cores of ore is 1356.28m and recovery rate of ore cores is from 86 to 100% with an average of 93.13%.

5) Hydrology Observation: Two observations of hydrological conditions are made in each shift. Water level was measured and recorded after 24 hours of the completion of drill hole. 1052 measurements were conducted.

6) Seal of Drill Hole: Holes were sealed with concrete and the center of each hole was marked with a cross. Serial number of the hole was painted on the pole.

7) Storage: All drill cores are kept in drill core storage at the camp.

Collection, Preparation, Analysis and Quality Monitoring of Samples

1.7.Drill core samples: Drill core are split and half of the hole was sampled and assayed. The holes were sample for their entire length 1.8.Trench and adit samples: Trench sampling was conducted in surface trenches and adits. Size of trench sample is 10X5cm with a length from 1 to 1.5m.

YANGSHAN ANBA GOLD PROJECT

1.9.SG Samples: Samples of different types of ore from surface trench, exploration pit, adit and drill holes were collected for measurement of specific gravity. Samples were sealed with wax and then sent to labs for SG measurement.

11.0 DRILLING

      All information summarized from translations. In total, 7964.86 m of core, distributed among 22 holes, were drilled in past exploration programs. Collar locations for these boreholes are illustrated on Figure J

     Geotechnical data was collected, recovery and RQD and structural logging, It is unknown if photographs were taken of the core.

Collar locations were surveyed using EDM station with a survey accuracy of +/-0.12m. The Chinese requirement is 0.30 m accuracy. Downhole surveys were conducted using a CQ-1 instrument which is a Chinese downhole instrument. Surveys measured, inclination and azimuth. Surveys were taken every 100 m. Drill hole deviation is less than 5 m.

YANGSHAN ANBA GOLD PROJECT

Figure J - Drill Hole Location Map

ZK091
ZK111
ZK093
ZK073
ZK133
ZK139
ZK170
ZK171
ZK211
ZK217
ZK251
ZK291
ZK297
ZK331
ZK373
ZK041
ZK007
ZK005
ZK043
ZK083
ZK035
ZK059
ZK0115
Portal
Portal
3658000n
PROPERTY BOUNDARY
SECTIONS
0
200
500m
Scale metres
Units: Metres
Grid - Chinese Datum unknown
Ph - Phylite
Ph+Lsb - Phylite intercolated with thin-bedded limestone
LSB - Thin-bedded Limestone
FZa(Ph+LSb) - Fractured zone of Phylite and thin bedded limestone
Ph+Ssb - Phylite intercolated with thin bedded sandstone
Q4 - Quarternary
MINERALIZED ZONE
Greystone Engineering Ltd.
Minco Mining and Metals Corporation
Drill Hole Location
Scale NTS
Drawn By LAM
Date: 02/Feb/04
Figure J

27

YANGSHAN ANBA GOLD PROJECT

For the geological interpretation cross sections at 1000 scale spaced 400 and 200 m apart were created. The sections include the trenching and underground data. The sections are interpretative in nature, because of the distance between pierce points on most sections or number of holes on a section. Further details on how work was performed are unavailable at this time. Figure K Section 5 is Typical of the work performed

YANGSHAN ANBA GOLD PROJECT

YANGSHAN ANBA GOLD PROJECT

12. 0 SAMPLING METHOD AND APPROACH

Assay intervals were commonly based on 1.5 m intervals, although interval widths were also controlled by geological, structural or mineralogical contacts. The author has not yet been able to view the core in detail due to status of agreement, core will be available once the property title has been transferred.

13.0 SAMPLE PREPRATION, ANALYSES AND SECURITY

All core was half split by an member of the GH. The samples were transported by truck from the field to the Government labs in Chengdu by members of the GH. No information is available to the author relevant to internal standards which may have been used by the Chinese labs. However, assay labs are controlled by a number of Chinese government branches.

No sample collection was permitted in the current due diligence study. As a consequence no independent assays are available for comparison with the Chinese data. For security the GH is a police branch and has the resources available to protect and secure its property as required.

14.0 DATA VERIFICATION

Anecdotal information suggests that a system for duplicate samples was used as checks in the sampling system for the historical sampling on this project. Samples were sent to the main lab plus to other check labs. Complete details are not yet available, and as such the Chinese data has not been verified by any independent means. There is Chinese documentation referring to the laboratory procedures but this text has yet to be translated.

The Chinese summary data suggests that between 1999 and 2002 197 samples were sent as check sample in seven Batches over three seasons. Results ranged between 78.9 % accuracy on one batch and 96.5% on another batch averaging 86.7% accuracy. Other labs checked 137 samples with a result of 87.6%. The criteria for the samples to be deemed accurate, is unknown at this time. The author recognize that the use of an absolute percentage with no standard deviation data is statistically incorrect.

As previously noted, the author has not been able to secure samples for testing to this date.

YANGSHAN ANBA GOLD PROJECT

15.0 ADJACENT PROPERTIES

The adjacent properties are currently lands controlled by the GH. This property includes the following sites Yangshan Gaoloushan, Getiaowan, Zhangjiashan as described in Section 9. MINERALIZATION. Further details are unavailable at this moment.

16.0 METALLURGICAL TESTING

Preliminary metallurgical testing studies where undertaken by the Chinese operators form at least one bulk sample. The results of this sample are summarized below.

Table 16.1 Metallurgical test materials

Serial No. of Sample Station	Location	Ore Type	Sample Length	Percentage of Total Length	Grade of Individual Sample	Weight Percentage of Sample	Weight (kg)
1-1	CM01	Cataclastic antimonite-bearing rock	1.0m	3.3%	10.02g/t	4%	4
1	CM01	Cataclastic rock	3.8	12.54	4.28	14	14
2-1	CM04	Cataclastic rock	1.5	4.95	7.18	5	5
2	CM04	Cataclastic	6.0	19.8	4.23	21	21
3-1	CM03	Granite Porphyry	9.0	29.7	4.54	27	27
3-2	CM03	Granite Porphyry	4.5	14.85	10.49	13	13
3-3	CM03	Cataclastic rock	4.5	14.85	6.09	16	16
TEST SAMPLE			30.3	100	5.94	100	100kg

YANGSHAN ANBA GOLD PROJECT

A limited series of test were performed in the government labs, Table 16.2

Table 16.2 List of Metallurgical Tests

Method Tested	Number of runs	Recovery
Conventional Cyanide Leaching	3	0 -19%
Floatation	1	90.96%
One-Step Roast-Cyanide Leaching	3	39.32 - 59.43%
Two-step Roasting and Cyanide Leaching	2	52.53 - 62.79%
Three-step Roasting and Cyanide Leaching	1	64.65%
Hydrochemical oxidization-Cyanide Leaching	1	74.28%

The tests indicated the following as translated from Chinese text

-

The deposit materials contain As and Sb. These sulphide minerals reduced the recovery, as 78.84% of gold grains are less than 3μm and mainly occurred within arsenopyrite, scorodite, limonite and clay minerals. The presence of refractory auriferous arsenium pyrite is characteristic of Carlin style ore bodies and is a hallmark of this deposit type.

-

 Recovery rate by conventional cyanide leaching method is very low and the deposit material is considered as a refractory type. Refractory gold ores are the norm both in North American and Chinese Carlin models.

These tests were limited in number. The author also recognize that no information is available to them which relates to the state of oxidation or the percentage of primary versus oxidized sulphide phases or the levels of organic carbon. The author also recognize that the metallurgical studies would have had a greater ease of interpretation if a single ore type ie "cataclastite" or "granite porphyry" was utilized in each metallurgical run. In consideration of the run protocols, the variability in processing methodology, it is strongly recommended that this data be considered as preliminary only.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The calculated mineral resource is estimated at a 1 gram cutoff to be 16,100,000 tonnes at a grade of 5.64 g/t or 91 tonnes of contained Au or 2.9 Mil ounces of Au in the inferred category. This resource estimation was created by the GH using the criteria listed in section 12.1. The resource calculation was reviewed by an independent panel of Chinese professional experts. Then the resource calculation was evaluated and a valuation created by an independent group. The current resource can be classified as inferred resource

YANGSHAN ANBA GOLD PROJECT

under the CIM guidelines for resources and reserves due to the data on which the resources were calculated.

This group consisted of :

1)

Appraisal Agency: Beijing Headmen Mining Rights Appraisal Firm (License No. 1100002367861(1-1)).

2)

Appraisers:

Mr. Li Hongguang: Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources.

Mr. Peng Shaoxian: Mining Rights Appraiser, bearing certificate issued by the Ministry of Land and Resources.

The independent group reviewed the data and the procedure for the resource for suitability and national standards. They found the resource estimation to be conducted within their regulations and standards. The estimation adheres to "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

The results as per the Chinese calculation is shown in table 17.1 Mineral resources for Yangshan ANBA property

Table 17.1 - Mineral resources for Yangshan ANBA property

Vein#	Ore body#	Resource Category	Resource of Ore (t)	Average Grade (g/t)	Average Width	Gold Metal (t)
305	305-I	333	8453500	6.07	4.83	51.308
314	314-I	332	724921	5.89	9.24	4.267
		333	5938028	5.36	5.51	31.799
307	307-I	333	13186	4.94	1.04	0.065
	307-II	333	86716	3.22	1.41	0.279
313	313-I	333	481086	3.36	2.39	1.616
	313-II	333	13491	6.97	1.91	0.094
	313-III	333	327521	3.59	2.46	1.176
	313-IV	333	32687	3.2	5.56	0.125
319	319-I	333	8361	3.41	1.79	0.028
	319-II	333	21720	3.35	1.62	0.073
322	322-II	333	18636	4.25	1.46	0.079
323	323-II	333	20552	4.00	3.27	0.082
TOTAL		332	724921	5.89		4.267
		333	15415484	5.62		86.724
		332+333	16140405	5.64		90.991

** Chinese Category 332 and 333 are considered to be inferred resources

YANGSHAN ANBA GOLD PROJECT

17.2 Methods and Assumptions.

The Chinese resource estimation was created using a polygonal method in vertical long section planes parallel to the general strike of the deposit. There were ten structural units estimated with 305 and 314 being the largest Zones. There were 68 individual polygons created for the Chinese estimate. It is assumed that the Chinese base their criteria on the Chinese mining and exploration experiences.

The following a list of criteria used to for the resource estimation

  Cutoff for composite: 31g/t;
  Minimum Polygon Grade: 33g/t;
  Average Grade of Deposit: 35g/t;
  Minimum Mineable Width: 0.8m;
  Minimum Width of Internal Waste: 32m

With the above criteria the polygons were created and modified to meet the above criteria.

The polygon boundaries are created by the following: ( translation from Chinese text)

The delineation and inference of ore bodies is based on "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

16.1.1

Delineation of ore body: Delineation of ore body strictly follow geological conditions and economic index. In principle, all samples with grade equal or greater than cutoff grade will be included in resource calculation. In cases that grade of  individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.

Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

16.1.2

 Inference of ore body: When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike, the ore body will be inferred to one second of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

YANGSHAN ANBA GOLD PROJECT

16.1.3

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard "Classification of Solid Mineral Resources and Reserves" promulgated by the State Monitoring Bureau of Quality and Technology(GB/T11766-1999).

The two major ore veins 305-I and 314-I is simple in form and gold is evenly distributed in the ore zones. The width of the zone is stable.

For resource estimation of resource category 333** in the major ore veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100m along strike and 80m along dip direction.

Major considerations include:

1)

Delineation of blocks is basically according to the 400m space of the exploration lines.

2)

Occurrence of ore vein is similar in one block.

3)

Ore vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

* Term exploration works: any drilling intercepts, trench sample, underground sampling.

**Term Category 333: Chinese Government resource ranking description. Lowest resource category in the Chinese system.

The intercepts used to estimate the grade and volume of zone 305 and 314 are listed in tables 17.2 and 17.3

YANGSHAN ANBA GOLD PROJECT

Table 17.2 - Intercepts used for Zone 305

INTERCEPT COMPOSITE	True Width (m)	Horizontal Width ( m)	Grade g/t
BT513	2.98	3.9	5.94
BT515	8.21	10.73	8.21
BT549	5.58	7.07	3.74
CM352	1.05	1.49	3.17
CM352	4.221	5.97	4.21
PD311	4.6	6	2.98
TC313	3.17	5.04	4.33
TC351	1.17	1.45	1.78
TC371	1.32	1.42	3.14
TC507	3.6	5.1	4.76
TC509	9.44	11.61	4.23
TC555	7.63	10.22	4.67
TC559	11.98	13.07	5.75
ZK001	2.53	2.82	6.82
ZK001	1.26	1.41	1.32
ZK0115	0.71	0.82	8.3
ZK035	3.76	4.68	14.35
ZK041	1.1	1.23	1.08
ZK043	1.04	1.15	6.26
ZK059	0.82	1.01	1.24
ZK073	18.33	21.66	9.88
ZK073	1.66	1.96	1.66
ZK093	11.26	13.79	8.41
ZK111	2.08	2.43	4.06
ZK133	4.5	4.94	2.96
ZK133	0.86	0.94	0.86
ZK139	1.46	1.6	3.38
ZK170	6.03	6.44	4.72
ZK211	9.82	11.48	5.02
ZK251	1.32	1.53	3.84
ZK291	1.56	1.98	9.94

YANGSHAN ANBA GOLD PROJECT

Table17.3 - Intercepts used for Zone 314

INTERCEPT COMPOSITE	True Width(m)	Horizontal Width (m)	Grade g/t
BT505	7.48	8.7	3.61
BT515	8.27	10.81	6.67
CM01	4.52	4.95	5.37
CM03	19.83	22.9	6.17
CM05	14.75	18.01	8.72
CM331	21.8	22.8	6.65
PD311	4.26	4.89	3.26
TC331	3.23	3.98	4.37
TC351	1.22	1.5	2.06
TC503	13.6	15.9	7.04
TC559	4.72	8.96	3.35
ZK003	2.95	3.26	2.74
ZK0115	0.87	1.09	2.14
ZK035	7.75	10.62	3.1
ZK043	2.26	2.52	3.34
ZK059	2.33	3.05	4.78
ZK073	1.72	2.1	2.15
ZK091	6.14	8.42	3.64
ZK093	1.93	2.64	4.45
ZK139	0.98	1.26	4.2
ZK170	5.15	5.49	3.77
ZK211	7.45	8.72	4.6
ZK251	0.81	0.95	4.02
ZK291	2.1	2.57	2.17

YANGSHAN ANBA GOLD PROJECT

YANGSHAN ANBA GOLD PROJECT

Figure M - Longsection of Zone 314

PROPERTY BOUNDARY
SECTIONS
ZK059 Hole Intercept Point
305-i-2 Resource Polygon Identification
Units: Metres
Greystone Engineering Ltd.
Minco Mining and Metals Corporation
314 Longsection
Scale NTS
Drawin By LAM
Date: 01/Feb/04
Figure M

39

YANGSHAN ANBA GOLD PROJECT

17.3 General Discussion, Mineral Resource Calcualation.

At the moment the author are unaware of any environmental, permitting, legal, taxation, socio-economic, marketing, political or other relevant issues which may materially effect the resource estimation. The property title is to be transferred to the joint venture early in the Chinese New Year. This is an inferred resource estimation and as such no economic evaluation of the deposit can be performed or reported. Other factors which may influence the resource in the future is mining method however no method has been evaluated for the deposit, although the author speculates an underground method would be more suited to the deposit. The Chinese resource was calculated to the edge of the property line so there is no room on the property for strike extension and there is limited down dip extension (estimated about 250 metres available for down dip) of the resource at this time due to property boundary. Another land agreement will have to be negotiated if the deposit is found to be economically feasible to extract minerals in the future, to allow use of current property and nearby land for mining and milling operations.

The Sections Shown in the report are typical of the methods used to calculate all zones.

18.0 INTERPRETATION AND CONCLUSIONS

The Yangshan Anba property is currently considered a Carlin style deposit. Based on a review of available data of the Chinese polygonal resource calculation the current resources of 16.1 million tonnes grading 5.64 g/t for 91 million grams or 2.9 million ounces and is classified as inferred resources. The exploration work and resources estimate has been conducted by the Gold Headquarters, a branch of the armed police whom are funded by the Chinese government to conduct exploration work, the funding appears to not be related to performance criteria(i.e. number of ounces found). Based on the data available and the author current understanding of the system in China the author does not believe that there is any bias in the work conducted by the Gold Headquarters' technical team to misrepresent the resource estimation, nor is there bias in the two Chinese review processes conducted independently of the original resource estimate. Once all the data is made available further checks and verifications can be made.

19.0 RECOMENDATIONS

The property requires further work related to exploration and possible extraction. The following are recommendations for further work but the list below is not necessarily all the work that will be required. As work progresses, further work would be required based on the results.

1 - After joint venture is complete, verify all raw data. Based on findings other work may be required. Including re-sampling core for data consistency.

2 - Twin several holes and sample using a diamond saw and compare to the original drill sampling.

3 - Obtain mineral exploration rights to the ground immediately adjacent to the current property boundary to expand the operation area of the property.

YANGSHAN ANBA GOLD PROJECT

4 - Set up and operate an exploration program with all the checks and balances required to Canadian standards. The program would have two goals i. Better define the current resource to bring the resource to indicated or measured resource classification. ii. Explore for parallel structures underlying the known mineralized zones. 5 - Commission a new resource estimate with new data from Item 4. 6 - Negotiate, through the joint venture, with GH for other properties along trend which are under their control.

7 - Negotiate with the GH to allow the joint venture to perform regional geological mapping studies in the area currently under the GH control to identify areas of interest to the joint venture, which the GH may not be aware of currently.

8. - Continue with environmental, metallurgical studies and research.

9. - Initiate work towards a scoping study, with a view towards investigating locations and ground conditions for mine, mill and tailings disposal facilities.

20.0 REFERENCES

Arehart, G.B. 1996: Characteristics and origin of sediment-hosted disseminated gold deposits: a review. Ore Geology Reviews, Volume 11, pages 383 - 403.

Ashely, R.P., Cunningham, C.G., Bostick, N.H., Dean, W.E. and Chou, I.M. 1991:

Geology and geochemistry of three sedimentary-rock-hosted disseminated gold deposits in  Guizhou Province, Peoples Republic of China. Ore Geology Reviews, Vol. 6, pages 133-151.

Brown, D.A. and Hamilton, A. 2000: The Golden Bear Mine: Carlin-type sediment -

hosted, disseminated gold deposits in Northwestern British Columbia.

Christensen, O.D. 1996: Carlin Trend Geologic Overview. In Green, S.M., and

Struhsacker, E., eds., Geology and ore deposits of the American Cordillera: Geological Society of Nevada Field Trip Guidebook Compendium, 1995, Reno/Sparks, Nevada, pages 147-156.

Embso, P. Hofstra, A.H., Lauha, E.A., Griffin, G.L. and Hutchinson, R. W. 2003. Origin

of high-grade gold ore, source of ore fluid components and genesis of the Meikle and Neighboring Carilin-Type Deposits, Northern Carlin Trend, Nevada, Economic Geology, Volume 98, pages 1069 - 1105.

Graves, W. 1991. China. 1:7,819,000 scale Map. Cartographic Division, National

Geographic Society.

Goldfarb,R.J., Zhou, T., Garwin, S. Mao, J. and Qui, Y. 2001: Precambrian cratons and

Phanerozoic orogens: gold metallogeny of China. In Piestrynski et al eds: Mineral Deposits at the Beginning of the 21st Century, pages 743 - 746.

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Gu, X.X., Liu, J.M., Schulz, O. Vavtar, F. and Zheng, M.H. 2002: Syngenetic origin for the sediment-hosted disseminated gold deposits in NW Sichuan, China: ore fabric evidence. Ore Geology Reviews, Volume 22, pages 91 - 116.

Kuehn, C.A. and Rose, A.W. 1995: Carlin Gold Deposit Nevada: Origin in a deep zone of mixing between normally pressured and over-pressured fluids. Economic Geology, Voluve 98, pages 17 - 35.

Jiang, R. 2003: Report on Yangshan Gold Project and adjacent areas. Private internal report to Minnco Mining and Metallurgical Company, Oct. 26, 2003, 7 pages.

Jingwen, M., Goldfarb, R., Qiu, Y., Zhoachong, Z., Wenyi, X. Geology and genesis of the gold deposits of the Qinling orogen, China. In Piestrzynski et al eds. Mineral Deposits at the Beginning of the 21st Century, pages 763-766.

Ilchick, R.P. and Barton, M.D. 1997: An amagmatic origin of Carlin-type gold deposits.

Economic Geology, Volume 92, pages 269 - 288.

Li, Z. and Peters, S.G. 1996: Geology and geochemistry of Chinese sediment hosted

(Carlin Type) gold deposits. Geological Society of America, Abstracts with Programs, 1996 Annual Meeting pages A - 153.

Li, Z and Peters, S.G. 1998: Comparitive geology and geochemistry of sedimentary rock hosted (Carlin-type) gold deposits in the People's Republic of China and in Nevada, U.S.A. USGS Open-file report, OF 98-0466,  104 pages.

Liu, D., Tan, Y., Wang, J. and Wei, L. 1994. Carlin-type gold deposits in Chian: in Liu,

Dongsheng, Tan, Yunjin, Wang, Jianye and Jiang, Shufang, eds. Chinese Carlin-type Gold deposits: University of Nanjing Press, Nanjing, pages 1 - 36.

Mao, J. Qiu, Y. Goldfarb, R.J. Zhang, Z, Garwin, S and Fengshou, R. 2002. Geology

distribution and classification of gold deposits in the western Qinlin belt, central China. Mineralium Deposita, Volume 37, pages 352 - 377.

Oliver, J.L. 2003a: Coadi mineral occurrence, Gansu Province China. Internal

Memordum to Minnco Mining and Metallurgy Ltd., April 24, 2003, 6 pages.

Oliver, J.L. 2003b: Geological summary, Yangshan Sediment Hosted Gold Occurrence,

Gansu Province, China. Internal Memorandum to Minnco Mining and Metallurgy Ltd., April 29, 2003, 4 pages.

Poulsen, K.H. 1996: Carlin-type gold deposits and their potential occurrence in the

Canadian Cordillera; in Current Research, Part A, Geological Survey of Canada, Paper 1996-A, p. 1-9.

Radtke, A.S. 1985: Geology of the Carlin Gold Deposit, Nevada. US Geological Survey

Professional Paper 1287, 124 pages.

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Roberts, R. 1960: Alignment of mining districts in north-central Nevada: U.S. Geoloigcal

Survey Professional Paper 400-B, pages B17 - B19.

Rui-Zhong, H., Wen-Choa, S., Xian-Tu, B., Guang-Zhi, T., and Hofstra, A. 2002.

Geology and geochemistry of Carlin-type gold deposits in China. Mineralium Deposita. Volume 37, 378 - 392.

Teal, L. and Jackson, M. 1997: Geologic overview of the Carlin Trend Gold Deposits and descriptions of recent deep discoveries. SEG Newsletter, Society of Economic Geologists, Number 31, pages 12 - 25.

Theodore, T.G. 1998. Large distal-disseminated precious-metal deposits, Battle Mountain

Mining District, Nevada. In Tosdal, R.M., ed. Contributions to the Au metallogeny of the northern Great Basin: U.S. Geological Survey Open-File Report 98-338, pages 253 - 258.

Tosdale, R. 2000: Overview of Carlin - Type Gold Deposits in the Great Basin, Western

U.S.A.  in T. Thompson and G. Arehart (eds.) Carlin Type Au Deposits of the North American Cordillera: What are they? Where are They, Mineral Depoits Research Unit the University of British Columbia, Short Course Number 27, pages 125 - 153.

Wilde, A. 2003: The Golden Triangle of Southeast China: Another Carlin Trend? SEG

Newsletter, Society of Economic Geologists, Number 55, pages 1 - 12.

Xie Xuejing and Yin Binchaun. 1993: Geochemical patterns from local to global. In,

F.W. Dickson and L.C. Hsu (Eds.). Geochemical Exploration, 1991. J. Geochemical Exploration, Volume 47, pages 109 - 129.

Yuqi, C. Geological Map of China. Explanatory Notes. Geological Publishing House,

Beijing, China. 82 pages.

Zhou, T., Goldfarb, R.J. and Phillips, N.G. 2002: Tectonics and distribution of gold deposits in China - an overview. Mineralium Deposita, Vol. 37, pages 249 - 282.

Qi, J.Z., et al. 2001: A metallogenic study on Yangshan Gold Belt, a research report sponsored by China University of Geosciences and Gold Geological Institute.

YANGSHAN ANBA GOLD PROJECT

21.0 CERTIFICATE OF THE AUTHOR

I,  Lyle Morgenthaler P.Eng., do hereby certify that:

1. I am currently associated as a consultant engineer by:

Greystone Engineering Ltd.

203-1425 Pearson Place,

Kamloops, B.C.,

Canada. V1S1J9

1.

I hold a  B.ASc., in Mining and Mineral Processing conferred by the University of British Columbia in 1984.

2.

; I am a member in good standing, of the Association of Professional Engineers and Geoscientists of British Columbia.

3.

I have worked continuously as a Engineer for 19 years, in a wide variety of geological and mining environments.

4.

I have read the definition of "qualified person" set out in the National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.

I take responsibility for (subject to points noted in the "Disclaimer" - Section 3) for the preparation of the technical report titled " Report on the Yangshan Gold Project, Gansu Province, China".

6.

I have had no prior involvement with the Yangshang Anba property or concession area prior to the year 2004.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected tin the Technical Report, the omission to disclosure which makes the Technical Report misleading.

8.

I am independent of the issuer applying all the tests in section 1.5 of the National Instrument 43-101.

9.

I have read National Instrument 43-101 and Form 42-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the _4__ of February, 2004.

Signature of Qualified Person

Seal of Qualified Person